UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): March 23, 2021

JAWS SPITFIRE ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39757	98-1556965
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1601 Washington Avenue, Suite 800 Miami Beach, FL	33139
(Address of principal executive offices)	(Zip Code)

(305) 695-5500

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-fourth of one redeemable warrant	SPFR.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	SPFR	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	SPFR WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On March 23, 2021, JAWS Spitfire Acquisition Corporation, a Cayman Islands exempted company (“JAWS”), and Velo3D, Inc., a Delaware corporation (“Velo3D”), held a webcast to discuss the proposed business combination (the “Business Combination”) between JAWS and Velo3D. The transcript of the webcast is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The foregoing Exhibit 99.1 is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the Business Combination, JAWS intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. JAWS will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that JAWS will send to its shareholders in connection with the Business Combination. Investors and security holders of JAWS are advised to read, when available, the proxy statement/prospectus in connection with JAWS’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to shareholders of JAWS as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 1601 Washington Avenue, Suite 800, Miami Beach, FL 33139.

Participants in the Solicitation

JAWS, Velo3D and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of JAWS’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of JAWS’s directors and officers in JAWS’s filings with the SEC, including the Registration Statement to be filed with the SEC by JAWS, which will include the proxy statement of JAWS for the Business Combination, and such information and names of Velo3D’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by JAWS, which will include the proxy statement of JAWS for the Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between JAWS and Velo3D, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts.

2

These statements are based on the current expectations of JAWS’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of JAWS and Velo3D. These statements are subject to a number of risks and uncertainties regarding JAWS’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of JAWS or Velo3D for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of JAWS and Velo3D; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by JAWS’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on NYSE following the Business Combination; costs related to the Business Combination; and those factors discussed in JAWS’s final prospectus relating to its initial public offering, dated December 2, 2020, and other filings with the SEC. There may be additional risks that JAWS presently does not know or that JAWS currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide JAWS’s expectations, plans or forecasts of future events and views as of the date of this communication. JAWS anticipates that subsequent events and developments will cause JAWS’s assessments to change. However, while JAWS may elect to update these forward-looking statements at some point in the future, JAWS specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing JAWS’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This Current Report is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Transcript of Webcast, dated March 23, 2021

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 23, 2021	JAWS SPITFIRE ACQUISITION CORPORATION

By:	/s/ Matthew Walters
Name:	Matthew Walters
Title:	Chief Executive Officer

Exhibit 99.1

Filed by JAWS Spitfire Acquisition Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as
amended, and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended Subject
Company: JAWS Spitfire Acquisition Corporation
Commission File No.: 001-39757

JAWS Spitfire Acquisition Corporation (Webcast)

March 23, 2021

Corporate Speakers

•	Barry Sternlicht; JAWS Spitfire Acquisition Corporation; Co-Founder and Chairman

•	Benny Buller; Velo3D, Inc.; CEO and Founder
•	Bill McCombe; Velo3D, Inc.; CFO

Webcast

Barry Sternlicht

My name is Barry Sternlicht, I'm Chairman of JAWS Spitfire, and I'm really happy to be with you here today. We are talking about Velo3D, an exciting company in the 3D printing space.

And it's an incredible company, as many of you know I run Starwood Capital Group, a global asset manager with $75 billion under management. When we were looking at SPAC candidates for our companies we're looking for industry leaders that have the potential to double, triple, quadruple in size over the coming years. And something that's not related to my core businesses which are really real estate. Having said that, there will be a time I’m sure when 3D printing will hit the real estate industry in a big way. In the meantime, this company, Velo3D, is a leader, sort of the Tiffany's of 3D printing, and we were attracted to the company by the fact that it was already gross margin profitable, and it supplies industry leading companies like SpaceX, who in due diligence said it was a mission critical company for them. They help make the engines of SpaceX. And by Benny Buller, who's a world-renowned leader in the field. And the company has a moat, supported by 48 patents and its processes.

So with the capital that we're providing to them, we clearly see the future growth of this company as it stands, its customer network, its sales efforts, its onboarding of the technology and the addressable market is huge. You can define it any way you'd like, but it's a very big market which will grow exponentially and then Velo which is a relatively new player took only five years to perfect their own engineering processes, and their own technology should steal share. So, you can define the market $12B, $25B, to $120 billion, it's really concentric circles of demand, but this company is really gross margin profitable because they have mission critical manufacturing capabilities for the companies and its customers that it serves. And they also have a SaaS model because they sell the machinery and they sign up the service equipment contract with these people, which they can then update and bring forward so they are partnered with their customers and helping them do the most intricate procedures which are mission critical and high value add, and thus they have pricing power to create the margins that they have. So we're super excited and I hope you'll enjoy hearing from Benny Buller who is really a leader in the field. Thank you.

Benny Buller

Thanks Barry, turning to slide seven. Bill, do you mind presenting yourself?

Bill McCombe

Sure. I'm Bill McCombe I'm the CFO of Velo3D, I was formerly the Chief Financial Officer of Maxar, the publicly traded space technology company. I was also CFO at HZO and leader in Nanocoatings for Electronics, and the first part of my career I was a Managing Director in investment banking at Morgan Stanley and also at Bank of America Merrill Lynch.

Benny Buller

Thank you, Bill. My name is Benny, I am a physicist, in the first 10 years of my career, I spent in the technology unit of the Israeli Intelligence. We worked on Mission Impossible parts of extremely high value for the national security. I got the National Security Award when I was 29. Later on, I moved to the United States, where I worked in Applied Materials and led development projects. And I later on moved to solar industry and in the solar industry I led the technology development for First Solar, where over my less than five years that I worked in the company we almost doubled the efficiency of the solar module in the company. I spent two years as an investor in Khosla Ventures, and that's where I stumbled upon this huge opportunity.

Let's turn it to slide eight. The company was founded in 2014. We have been at that for quite some time. And this is an extremely deep technology that it took us about four and a half years to develop. And what we developed is an extremely differentiated technology that can unleash a very big market with its unique capabilities, creating a large blue ocean market space that we can take advantage of. We have strategic impact on our customers and we are continuing to develop new products that are further expanding our technology advantage, as well as our addressable market.

Let's move to slide nine. Let's talk about Additive Manufacturing, Metal Additive Manufacturing. There is a huge gap between the promise of Metal Additive Manufacturing and the reality. The promise of Metal Additive Manufacturing is really remarkable. You can take a very complex product and this product could contain tens or sometimes even hundreds of parts, and you can consolidate that to a single assembly that would be manufactured as one part. This could result in much higher performance. The product could be lighter, more efficient, more reliable, and it can be produced at a much shorter lead time, and significantly lower cost.

The problem is that these parts that are coming from this exercise are actually very often not producible. What you can produce after a very long process of iteration and redesign is something that is significantly of lower performance. And it's extremely difficult to implement, requires a lot of knowledge, it takes a lot of time. What we have figured out is how to make that happen.

Let's turn to slide ten. We have figured out how to do this. What we developed is very differentiated technology that enables the production of the parts for which people turned to Additive Manufacturing to begin with. What we sell is a product, a Full Stack solution that includes software, hardware, and our manufacturing process that we saw on the order of $1 million. It can be a little less, could be more, but I think that is about $1 million apiece with a very significant recurring revenue component, what we sell is a production solution. We are not in the business of selling services we're not in the business of selling products, we sell the whole solution. It's a turnkey solution for our customers. By doing this we unleash a very large market, this is the market of high value production product and we unleash a much faster adoption in this large market. And what we have developed is a very deep technology that is extremely hard to copy. And that is protected by a lot of patents that would make it very difficult for others to copy what we have done.

Let's turn to slide 11. To give people an idea of what we are doing for our customers, let's look at SpaceX. SpaceX has been on a mission. That is one of the most challenging and daring missions in human history, the colonization of another planet, the colonization of Mars. This vehicle that SpaceX has been building for that is the Starship. the Starship is powered by the Raptor engines, which is extremely sophisticated extremely innovative engines. Velo3D technology has been critical for SpaceX. And to solve the problems associated with the development and manufacturing of the Raptor engines. And I can say that we are helping to power the breakthrough. That is the super heavy, and Starship launch costs for our help to SpaceX on the Raptor engines. SpaceX has purchased the first machine, less than three years ago, and within less than three years, they bought from us 22 systems, and became an investor in the company.

Let's look at slide 13 now. We are operating in the market that is the high value Metal Additive Manufacturing market. This market is already a large market it's a $100 billion dollar market growing to $280 billion market. This is the market where the vast majority of the cost of the product is the manufacturing process. It's the conversion of raw material, you find those parts in aerospace, energy, power generation, as well as in a number of industrial applications. The Additive Manufacturing portion of this market is not insignificant, it's already reaching $2 billion and it's growing quite quickly. However, with the unique capabilities that Velo3D brings to the market we will be able to accelerate the growth of this market in the next decade. And we believe that with our help this market will reach $35 billion by the end of the decade, of which about $20 billion will be a segment of the market that is purely enabled by Velo3D served by Velo3D, and we are the only ones that will be able to sell it to serve it. Think of that as blue ocean that we created, and we are the only ones that will be able to address.

Turning to slide 14. So why high value parts are so ideal for Additive Manufacturing disruption. If you look at high value parts you'll find them in complex products that have many internal parts and, internal surfaces, internal features. Those are parts that are very difficult to produce or difficult to machine. And those are parts with very long lead time, and very difficult quality requirements. Additive Manufacturing, in principle, allows significantly shorter lead times. It allows potential differentiation, you can get better products. But most importantly, because we are talking about parts that are expensive, where the alternative manufacturing technology is already quite expensive, Additive Manufacturing in many cases can be cost competitive with those parts today, there is a large opportunity already within the segment for Additive Manufacturing to be cost competitive without the need for a revolution in cost. What often is needed is a revolution in capability. That is the revolution that Velo3D is bringing to the market.

Turning to slide 15. So, what is this gap in capabilities? So, when we look at the existing competitive scape in Additive Manufacturing in Metal Additive Manufacturing, the vast majority of the market of Metal Additive Manufacturing is by one technologies, powered by one technology. This technology is called powder bed fusion, and the companies that are doing that are in this market for a long time, the first companies that are in this market and started working on that, started working on that in the previous century. This technology is very established, very mature, and the capabilities of all those companies are very similar. They are selling very similar capabilities with very similar limitations. All these products that I always, suppliers that they kind of refer to as commodity Additive Manufacturing incumbents. They share two very fundamental limitations. The first one is that if you have a legacy part, you generally cannot reproduce it, for Additive Manufacturing without redesign. You very often would have to redesign those parts because they contain features that make them non-friendly for Additive Manufacturing, you would need to use what is called DFAM, Design for Additive Manufacturing, to make them manufacturable by additive.

If you're trying to design a very high-performance system, where you're trying to design a new product from scratch, very often, the optimal designs would not be manufacturable by Additive Manufacturing, you would need to start redesigning compromising the performance in order to make this product manufacturable by Additive Manufacturing. Both those limitations are limitations that we are removing, allowing people to make the actual products that they want, the products that they need, whether these products are already existing products that they are trying to reduce the lead time, or whether they are trying to make new products with superior performance, in either case, we are enabling them to make the exact parts that they need, not the parts that the Additive Manufacturing industry, for years, told them that they should be making.

Turning to slide 17. We are solving big problems for big customers in big industries. With our customers in space, aviation, and defense, energy, as well as other industrial applications. In all those markets, we are serving mission critical applications. Very often applications that are at the core of the products that these customers produce the parts that are defining the performance of those products and mission failure is not an option for us. I would like to talk about some specific examples.

So let's talk about, let's turn to slide 18. Let's start with Honeywell Aerospace. So Honeywell Aerospace has a very significant problem. They have a very large portfolio of parts that they have been trying to move to Additive Manufacturing in order to solve their supply chain problems. They have spent a lot of a lot of time on that. And they have been successful in moving to Additive Manufacturing a very small portion of this portfolio. The vast majority of those parts are not friendly for Additive Manufacturing, but this does not prevent them from being manufacturable with Velo3D. Honeywell has been qualifying for Velo3D as a manufacturing solution and this qualification is planned to be completed in Q2 of 2021.

Slide 19. This is an example of another supplier, this supplier is a supplier that sells flow control solutions for the energy and oil and gas industry. And they have 1000s of parts that are consumed at low volume, so think of them as parts that are often consumed less than 20 parts a year. But those parts have a very long lead time sometimes one year or more. The result is that, even though they are managing a very big inventory of those parts, very often, there are parts that are missing. And this results in production disruptions to its customers.

So, this company has been working on creating a solution of scales on demand, using Additive Manufacturing, but the problem is that very many of those parts are not manufacturable by Additive Manufacturing, they have to be by the commodity Additive Manufacturing, they have to be redesigned to be manufacturable. They are manufacturable with Velo3D and the first parts of those are already in the field. This customer, as well as other customers in the energy space, in this opportunity of digital inventory, this sales on demand that is produced using Additive Manufacturing, they present a $500 million a year opportunity for Velo3D, producing, providing the solution that will produce the parts for those products.

Let's turn to slide 20. This is an example of a jet engine manufacturer that has a very different problem. They have been trying for a long time to consolidate an existing engine into one part. And the problem is that when you take this single engine and you convert it to one part followed by a simple consolidation that resulted, the resulting part is not manufacturable by commodity manufacturer, it's, it has a lot of features, preventing it from being manufacturable. So this company has been tweaking the design of this path, changing it, doing simulations, but the best they were able to accomplish as an engine that has more than 25% degradation and power, compared to the original engine. This makes this engine, not usable this is not acceptable solution. Velo3D has been able to look at this engine, look at this assembly, and not require all this design compromises. We have no problem manufacturing the engine as is, without having to make all these design compromises, and as such we can produce this engine accomplishing the same power, but allowing less than half the manufacturing costs, and more than 10 times reduction in the production time. With this customer this represents more than $100 million a year opportunity for Velo3D.

Until now, I talked about the value of what we are doing to our customers. I would like to spend some time talking about what it is that we are doing that is different than the incumbent commodity Additive Manufacturing suppliers. So, to show that, I'd like to look at the part that you can see on the right. This is the poster child of parts that you would want to use Additive Manufacturing for. This part has a lot of internal structures, making it not manufacturable by machining. It is very difficult to cast, and even difficult to manufacture to machining or casting those individual parts and then welding them together. In either way, this is a difficult to manufacture part that could be manufactured as an assembly has a number of parts that will then be combined together with the high manufacturing costs. This is the perfect part to try to produce by Additive Manufacturing. The problem is, when you try to produce this part by Additive Manufacturing, by the commodity Additive Manufacturing, what you see is, what happens on the left. All the red material that you see on the left is support material that is added to this part in order for this part, to be able to produce, and not destroy itself, while it's being produced.

This part is being produced. When you finish the production. Now, the product contains all this additional metal that is inside the pump in all these internal cavities in all these internal structures that are not accessible to the outside world. The problem now is that this part is really not usable, it’s because there is no good way to remove all the support material from it, and no good way to finish it to the right surface and to the right qualities inside. So the only thing that you can do with this part by commodity Additive Manufacturing, once you finish it, is to take it carefully and put it into garbage there's no good way to actually finish it. What you can see on the right is how we produce this part, this part is produced with our support free technology, such a way that there is not a single support inside the part and the part as is, all these internal cavities are already in their final performance as produced from the mission.

And this part is an example of the type of capabilities we bring. And when we look at all the four previous examples, whether it's SpaceX, Honeywell, the flow company for the energy and oil and gas industry, as well as the aerospace engine manufacturer, in all of those. it was about parts that your internals would require to have supports in places that are not accessible, and the elimination of those supports by design would impede performance compromises performance degradation and with our technology, we can eliminate the need for support, and we eliminate the need for this performance declination.

Let's go now to slide 23. The way we accomplish that is by bringing to market a full stack solution. This is a solution that includes software. The brain preparation software is called Flow. The family of Metal Additive Manufacturing printers, that is called Sapphire. The quality control software that is called Assure and underlying manufacturing process. So, Flow is prescribing the process, Sapphire is executing this process, and Assure is validating this process. This blue in arrows that are the interfaces between the Flow and Sapphire, and between Sapphire and Assure our proprietary encrypted interfaces. This is all one environment, one solution, one turnkey product that allows the customers to start getting the product and immediately making parts without having to spend years developing processes and solving part specific problems, all those part specific problems are already solved by Velo3D. The crucial part that we are doing with Flow is a very intelligent software that is doing extremely sophisticated computations, where it is identifying all the unique features in the parts that require unique manufacturing processes of manufacturing recipes. Flow applies those recipes to the part, and creates a single manufacturing file that is going to produce them. Sapphire, then execute those recipes, and we had to invent a number of new system innovations in Sapphire to be able to execute those recipes, a number of places where Sapphire is deviating from the existing part of infusion architecture to execute those recipes and Assure is validating those recipes, and it is extremely critical to validate those recipes because these recipes in many of the cases are extremely difficult to control. So we have to validate that the machine is always exactly calibrated the way we set it up so that the result of the execution of this recipe will be successful. So we had to develop the full solution before -- the full product solutions -- in order to be able to execute those recipes. This statement that we are way ahead of competition is a statement that we hear from many of our customers. And frankly, we heard it, also from some of our competitors.

Slide 25. So we protected our technology with deep IP mode that is intended to increase the risk and reduce the likelihood that someone would copy our solution. Our IP is protected by extensive number of patents that are protecting the systems, the methods, and in some cases the composition of matter that we are producing, and those patterns can be used to prevent people from copying our systems and selling those systems from using those copied systems, and from trading in the parts produced by those systems.

Turning to slide 27. I'd like to talk about our commercial evolution. What you can see here, the growth of our revenue. We launched a product in Q4 of 2018. And then from 2019 to 2021 our focus was unseating the market, expanding the customer base, and diversifying the applications. This is 100% about technology adoption, about learning the value proposition, and figuring out how to sell this product. Noting 2022, we are in the scale-up phase in the broad commercialization is replicating what we have learned how to do with the first few customers, and with the applications where we learned to provide value. As an example of that, of the $89 million that we plan for 2022, more than $50 million are already accounted for in the form of bookings, pre orders , or ,recurring revenue from existing systems that already sold.

Let's move to slide 28. We have four drivers that we strategically use to direct our growth. The first is the blue ocean principle. And the idea here is we are only focusing on applications, where we are the only one that we can solve the problem of the customer uniquely, we can provide unique value. And as such, we can create an opportunity, and nurture an opportunity that we are the only one that can solve. The second principle is the principle of land and expand. We are only focusing on manufacturing customers that in our vision would need many systems in the years to come. And as such, we are going to get more and more revenue from those customers, as they will extend the relationship with us.

The third principle is the introduction of new products that expand our competitive advantage and expand our addressable market. And finally, new customers are extremely critical for our land and expand model. Even though the vast majority of our revenue every year is coming from customers that we acquired earlier, new customers, an expansion of the customer base is critical for future revenue.

So, expanding this customer base is important, and expanding geographies and expanding partnerships and doubling down the salesforce and doubling down on our marketing team is critical to drive this growth. I will now hand it to Bill to take it through the details of the strategy.

Bill McCombe

Thanks, Benny. In turning to slide 29, the first element of our strategy is to focus on the market we call the blue ocean. These are those customers who want the advantage of Additive Manufacturing but for whom the complexity or geometry or other internal features of their parts is such that only going through that Velo3D is capable of making those parts. We explicitly avoid competing for applications in the red ocean, which are those applications that can be served by multiple existing 3D printing players. In this way, we're building a market where we alone can operate. We believe this market is very large and can reach $20 billion in sales by the end of the decade.

Turning to slide 30. The second part of our strategy is to land and expand at every customer. We sell only to production customers not to prototypers or research labs or the like. Production customers as a rule need the multiple systems, their demand grows over time from an initial system that they use to qualify the technology to multiple systems as they scale up their manufacturing activities and expand the use of our technology for more and more parts. You can see this patent demonstrated with these five of our recent customers shown on the chart, and how in just two years they bought more and more systems. On average we would expect a single production customer will buy nine systems over the first five years.

Turning to slide 31. The third part of our strategy is to expand our technology lead and our addressable market for new products. Our next new product is the Sapphire XC which will ship in late 2021, it's a huge step function increase in part size capability and productivity. It can make parts that are 400% larger than the existing Sapphire system, and at a production cost for our customers that is 65% to 80% lower than existing systems, thus making our Additive Manufacturing Technology competitive against legacy metal manufacturing techniques and in a much wider range of applications, and thereby expanding our market. This product is seeing very strong customer demand. We already have orders and reservations of $47.5 million for the product to date.

Turning to slide 32. The fourth part of our strategy is to accelerate customer acquisition by entering new markets with distribution partnerships and ramping up our direct sales and marketing activities. Initially in 2018 and 2019 we focused just on the US market. Last year we entered the Asia Pacific market, and more recently at the end of last year, early this year, we entered the European market by establishing key distributor relationships in those regions.

As we get established in those markets, we'll see the same acceleration we saw with the US but with a one to two-year lag reflecting the later start in those markets. So that's kind of, these regions are going to add new legs of growth to our top line as we penetrate them. We're seeing that already in Asia Pacific with where we've had several system sales already and we're beginning to build a pipeline of opportunities in the European market.

Let me now turn to the financials. Let's first look at slide 34. We have two transaction models, a straight sale and a recurring revenue model, which has a lower upfront payment and annual recurring payments thereafter based on utilization. We expect that the recurring revenue model will likely generate higher total payments over the life of the machine, however many customers prefer now more willing to buy with a lower upfront fee, so it expands our universe of potential available customers, and therefore our market to have both models. In 2020 20% of our unit sales were recurring revenue deals, this year we expect that to be 40% plus and to exceed 50% over time. So, the recurring revenue stream generated by those unit sales will be an increasing portion of total revenue going forward.

Turning to slide 35. This slide shows the expected lifetime cash flows from the two models. On the left is the pure sale, which has $1.75 million upfront payment and $120,000 per year service contract. And then on the right, and this, these models are for the Sapphire the existing Sapphire system, the recurring revenue model has a $750,000 upfront payment, $60,000 per year for service contract and $50 per hour of system utilization going forward. The RR model, as you can see is expected to generate 35% higher revenue and 70% higher gross profit based on an assumption of 70% utilization of available hours over a seven year time horizon.

Turning now to slide 36. You can see Velo operates a very asset light business model, with very low capital intensity. Our manufacturing operations are limited only to final assembly and test. We source all our components and sub-assemblies from vendors. So, our manufacturing operations are easily scalable, with limited investment. And over the next five years we would expect the capex would be slightly less than 3% of revenue.

Turning to slide 37. We have very good visibility into 2021 and 2022 revenues. We have visibility today on a total of $48 million or just over 50% of our 2022 revenue target. As shown on the chart this is comprised of $6 million of recurring service revenue, $15.8 million of firm orders for the Sapphire XC, and $26.4 million of pre orders for the Sapphire XC. So, we need to book $14.3 million above our 2021 revenues to reach our 2022 targets.

On slide 38 I'd like to review our financial model for the next five years. As you can see, we expect to grow very rapidly and reach just under a billion dollars of revenue in a five-year time horizon. The big jump in percentage terms is in 2022 whereas I described above, we already have visibility on 50% plus of that revenue.

Our highly differentiated product is reflected in high gross margins which even at our current limited scale are at 34% in 2020. Our gross margins will increase as we scale up the business, and we expect to reach 52% by 2026. Operating Expenses grows significantly and this increase is driven by a very significant expansion in our sales, marketing, customer support, and engineering activities. We expect to reach breakeven EBITDA in 2023 and by 2026 we expect our EBITDA margins to reach 34% as we leverage our high gross margin business model. And with that, I'd like to turn it back to Benny.

Benny Buller

Thank you, Bill. Turning to slide 40 Now, I will discuss the impressive team that we have built at Velo. This is the team that built Velo itself.

Alex and Greg are the leadership, the technology and engineering leadership team that built the product, and they are part of the core team that built this product. Zach, the leader of our sales, represents both strong sales acumen, as well as strong technical capabilities, and Bill, as a strong public company CFO positioned us to have very solid decision making and organizational processes as a public company.

On slide 41 you can see the impressive group of world class investors and board members supporting our visions. Our chairman, Calvin Bass, is the CEO, was the CEO of Autodesk, and has been with the company for a long time. Stefan Krause will be our independent Board member, as well as a mentor to me. He is also the chair of our audit committee, he was ex-CFO of BMW, as well as Chairman of Rolls Royce, and Executive Board Member of Deutsche Bank. He was the CEO and founder of Canoo.

We have top-tier financial investors that were extremely supportive of us throughout the years. Bessemer Venture Partners, Khosla Ventures, Playground, and Piva. And we have two important strategic investors, SpaceX and Lam [Research] that are also customers. With that, I would like to turn it over to Barry for a few closing remarks.

Barry Sternlicht

So this is Barry Sternlicht again, I hope you enjoyed hearing from Benny and learning about Velo3D. As I said, we think this company is a superior player in its field and will be the leader in its field with the best technology, the best moat, and a built in roster of growth. The majority of 2022 sales has already been contracted. So as we look out in the valuation metric, there is no other 3D printing company, it’s a different industry, a different business, we think this is an attractive company, and it should be a future leader and be kind of a moonshot, which makes sense for the fact that they supply people like SpaceX, so thanks for being with us and we hope you’ll take the time to learn more about Velo3D. Thank you.

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